Exhibit (a) (14)

IN THE CIRCUIT COURT FOR BALTIMORE CITY

STATE OF MARYLAND

:
ELIZABETH JUDD,	:
:
Plaintiff,	:	C.A. No. 24-C-08-005910
:
v.	:
:
LONGS DRUG STORES CORPORATION,	:
WARREN F. BRYANT, STEVEN F.	:
MCCANN, BRUCE E. SCHWALLIE,	:
WILLIAM J. RAINEY, MURRAY H.	:
DASHE, MARY S. METZ, DONNA A.	:
TANOUE, LEROY T. BARNES, JR.,	:
EVELYN S. DILSAVER, ANTHONY G.	:
WAGNER, and CVS CAREMARK	:
CORPORATION,	:
:
Defendants.	:
:

AMENDED CLASS ACTION COMPLAINT

Plaintiff Elizabeth Judd, by the undersigned attorneys, alleges upon information and belief, except as to paragraph 2 which is alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action which seeks injunctive relief in connection with a proposed acquisition of Longs Drug Stores Corporation (“Longs” or the “Company”) by CVS Caremark Corporation (“CVS”), announced on August 12, 2008 (the “Acquisition”). As alleged herein, the members of Longs’ Board of Directors (the “Board” or the “Individual Defendants”)

have breached their fiduciary duties to Longs’ shareholders, including Plaintiff, by (a) first agreeing to the Acquisition, which substantially undervalues the public shares of Longs, without conducting an adequate market check to maximize shareholder value; (b) locking up that agreement with onerous and unlawful deal protections that hinder the Company’s ability to consider superior proposals; (c) by rebuffing a superior acquisition proposal from Walgreen Co. (“Walgreens”), which values the Company at $120 million more than the Acquisition (the “Walgreens Offer”); and finally (d) misrepresenting to shareholders the merits of the Acquisition by overstating the risks inherent in the superior Walgreens Offer. Injunctive relief is necessary to cure these ongoing breaches of fiduciary duty.

THE PARTIES

2. Plaintiff Elizabeth Judd (“Plaintiff”) owns common stock of Longs and has owned such shares continuously since prior to the wrongs complained of herein.

3. Defendant Longs is a Maryland corporation which operates in two business segments: retail drug stores and pharmacy benefit services. Longs’ executive offices are located at 141 North Civic Drive, Walnut Creek, California 94596. Longs’ stock is traded on the New York Stock Exchange under the symbol “LDG”.

4. Defendant Warren F. Bryant (“Bryant”) has served as Chief Executive Officer (“CEO”), President and Chairman of Longs’ Board at all times relevant hereto. As of August 14, 2008, Bryant beneficially owned 678,079 common shares of Longs, or approximately 1.8% of the Company’s outstanding voting power. In the Acquisition, Bryant stands to receive approximately $23.6 million in severance payments, including cash, incentive, benefits, accelerated equity awards, tax gross-ups and retirement plan related severance payments. Additionally, for the fiscal years ended January 31, 2008 and January 25, 2007, Bryant received total compensation of $5,771,127 and $5,825,212, respectively.

5. Defendant Steven F. McCann (“McCann”) has served as Executive Vice President and Chief Financial Officer of the Company at all times relevant hereto. As of August 14, 2008 McCann beneficially owned 292,949 common shares of Longs. In the Acquisition, McCann stands to receive approximately $6.6 million in severance payments, including cash, incentive, benefits, accelerated equity awards, tax gross-ups and retirement plan related severance payments. Moreover, McCann’s change-in-control agreement was amended effective as of August 12, 2008, the effect of which was that McCann’s cash severance payment was potentially increased by $253,000. For the fiscal years ended January 31, 2008 and January 25, 2007, McCann received total compensation of $2,031,022 and $2,098,165, respectively.

6. Defendant Bruce E. Schwallie (“Schwallie”) has served as Executive Vice President Business Development and Managed Care of the Company at all times relevant hereto. As of August 14, 2008, Schwallie beneficially owned 120,216 common shares of Longs. In the Acquisition, Schwallie also stands to receive approximately $4.8 million in severance payments, including cash, incentive, benefits, accelerated equity awards, tax gross-ups and retirement plan related severance payments. Moreover, Schwallie’s change-in-control agreement was amended effective as of August 12, 2008, the effect of which was that Schwallie’s cash severance payment was potentially increased by $233,000. For the fiscal years ended January 31, 2008 and January 25, 2007, Schwallie received total compensation of $1,984,140 and $2,060,955, respectively.

7. Defendant William J. Rainey (“Rainey”) has served as Senior Vice President, General Counsel and Secretary of the Company at all times relevant hereto. As of August 14, 2008, Rainey beneficially owned 60,292 common shares of Longs. In the Acquisition, Rainey also stands to receive approximately $4.2 million in severance payments, including cash, incentive, benefits, accelerated equity awards, tax gross-ups and retirement plan related severance payments. Moreover, Rainey’s change-in-control agreement was amended effective as of August 12, 2008, the effect of which was that Rainey’s cash severance payment was potentially increased by $213,000. For the fiscal years ended January 31, 2008 and January 25, 2007, Rainey received total compensation of $1,631,222 and $1,556,768, respectively.

8. Defendant Murray H. Dashe (“Dashe”) has served as a director of Longs since 2002. As of August 14, 2008, Dashe owned 6,849 common shares of Longs. Dashe is also a member of the Compensation Committee of the Board (the “Compensation Committee”), which approved the amendments to the change-in-control agreements for Defendants McCann, Schwallie and Rainey.

9. Defendant Mary S. Metz (“Metz”) has served as a director of Longs since 1991. As of August 14, 2008, Metz owned 7,534 common shares of Longs.

10. Defendant Donna A. Tanoue (“Tanoue”) has served as a director of Longs since 2005. As of August 14, 2008, Tanoue owned 12,428 common shares of Longs. Tanoue is also a member of the Compensation Committee, which approved the amendments to the change-in-control agreements for Defendants McCann, Schwallie and Rainey.

11. Defendant Leroy T. Barnes, Jr. (“Barnes”) has served as a director of Longs since 2002. As of August 14, 2008, Barnes owned 7,649 common shares of Longs.

12. Defendant Evelyn S. Dilsaver (“Dilsaver”) has served as a director of Longs since 2007. As of August 14, 2008, Dilsaver owned 2,323 common shares of Longs.

13. Defendant Anthony G. Wagner (“Wagner”) has served as a director of Longs since 1999. As of August 14, 2008, Wagner owned 8,149 shares of Longs. Wagner is also Chairman of the Compensation Committee, which approved the amendments to the change-in-control agreements for Defendants McCann, Schwallie and Rainey.

14. Defendant CVS is a Delaware corporation with its principal executive offices located at One CVS Drive, Woonsocket, Rhode Island 02895. According to its public filings, CVS is the largest provider of prescription and related healthcare services in the United States and operates approximately 6,200 stores in two business segments: Retail Pharmacy and Pharmacy Services. CVS’ stock is traded on the New York Stock Exchange under the symbol “CVS”.

15. The Defendants referred to in paragraphs 4 through 13 are collectively referred to herein as the “Individual Defendants.”

16. By reason of the above Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of Longs, and owe Plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

CLASS ACTION ALLEGATIONS

17. Plaintiff brings this action individually and as a class action on behalf of all common stockholders of the Company (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

18. This action is properly maintainable as a class action.

19. The Class is so numerous that joinder of all members is impracticable. As of September 17, 2008 there are more than 35 million shares of Longs’ common stock outstanding and in the public float.

20. There are questions of law and fact which are common to the Class including, inter alia, the following:

a. whether the Acquisition is unfair to the Class;

b. whether Plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated;

c. whether Defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the other members of the Class; and

d. whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by Defendants.

21. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

22. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

23. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

Background

24. Longs, one of the most recognized retail drug store chains in the Western United States, was founded in 1938 in Oakland, California. As of January 31, 2008, the Company owned and operated 510 stores. In addition to the retail drug store segment of Longs’ business, the Company also operates pharmacy benefit services through its RxAmerica subsidiary.

25. In April 2008, Jeffrey A. Rein (“Rein”), Chairman and CEO of Walgreens, contacted Defendant Bryant and expressed interest in acquiring Longs’ stock for cash in the range of $62-65 per share. Bryant rejected Rein’s offer on April 23, 2008, stating that Longs was not interested in any transaction with Walgreens unless Walgreens assumed the risk that the transaction would not close for regulatory reasons. The following day, Rein indicated to Bryant that Walgreens would be willing to offer $67-70 per share if Longs provided Walgreens with satisfactory due diligence to allow it fairly to consider assuming this regulatory risk.

26. Following subsequent negotiations, Rein indicated to Bryant that Walgreens was prepared to offer $70 per share for the Company, but would not agree to assume all of the regulatory risk before completing due diligence. On or about May 21, 2008, Longs provided Walgreens with limited due diligence materials, but Longs never provided Walgreens with full due diligence materials required for Walgreens to make a fully informed offer for Longs’ stock. Accordingly, Walgreens ultimately determined to end its discussions with Longs on July 11, 2008.

27. In June 2008, while Longs’ discussions with Walgreens were ongoing, representatives of Longs contacted CVS’s CEO Tom Ryan, to assess a possible merger transaction between Longs and CVS. Longs provided CVS with full due diligence information concerning Longs starting on July 8, 2008, at the same time Longs was refusing to make that information available to Walgreens.

28. Over the next several weeks, representatives of Longs and CVS performed due diligence, and on August 4, 2008, CVS offered to acquire Longs’ stock for $71.50 per share. Longs accepted that offer without conducting any sort of market check to determine whether Longs could obtain more favorable terms for its shareholders from a third party, including Walgreens.

The Acquisition

29. On August 12, 2008, CVS and Longs issued a joint press release announcing the Acquisition of Longs, including all of Longs’ valuable real estate assets, for $71.50 per share (the “Acquisition Consideration”). The Acquisition values Longs’ public shares at approximately $2.9 billion.

30. As made clear in the August 12 press release, as well as in other public statements by CVS CEO Ryan, Longs’ real estate assets are extremely valuable and were an integral factor in CVS’s decision to undertake the Acquisition. CVS “conservatively” estimates that Longs’ real estate assets are worth $1 billion, representing more than one third of the Acquisition’s total value.

The Merger Agreement Unfairly Locks Up the Acquisition and Prevents Superior Proposals From Being Fairly Considered or Accepted

31. On August 18, 2008, CVS commenced a tender offer (the “Tender Offer”) by filing a Schedule TO (the “TO”) with the Securities and Exchange Commission (“SEC”). According to the TO, the Tender Offer was set to expire on September 15, 2008, which CVS subsequently extended to October 15, 2008, as set forth below.

32. According to Longs’ Schedule 14D-9, also filed with the SEC on August 18, 2008 (the “14D-9”), Longs executed a definitive merger agreement (the “Merger Agreement”) on August 12, 2008, to be acquired by Blue MergerSub Corp., an indirect wholly owned subsidiary of CVS created for the purpose of effectuating the Acquisition.

33. In addition to agreeing to a transaction that substantially undervalues Longs shares and asking Longs’ shareholders to tender their shares to CVS at $71.50 per share, the Individual Defendants also sought to ensure consummation of the Acquisition by utilizing a combination of deal protection mechanisms that unreasonably hinder another acquisition proposal from a third party that may be willing to pay more for Longs shares than offered by CVS and prevents the Individual Defendants from seeking to maximize value for Longs’ shareholders. Specifically, the Merger Agreement (1) substantially hinders the Board from fairly considering superior proposals for Longs’ shares by unfairly restricting the definition of “Superior Proposal” and the conditions under which the Board may consider such proposals, and (2) prevents shareholders from receiving full and fair value from any such proposal by including an unlawfully excessive 4.4 % termination fee ($115 million), which would be borne by any bidder other than CVS and thereby reduce by that amount the aggregate consideration such a bidder would be willing to pay for Longs’ stock.

34. Superior Proposals. Section 7.04 (a) and (b) of the Merger Agreement provides that the Company may not “enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal” unless that interested acquirer “has made a bona fide Acquisition Proposal that the Board of Directors reasonably believes will lead to a Superior Proposal.”

35. Section 7.04(f) of the Merger Agreement prohibitively defines the term “Superior Proposal” as:

a bona fide, unsolicited written Acquisition Proposal for at least a majority of outstanding Shares on terms that the Board of Directors determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable and provide greater value to all of the Company’s stockholders than as provided hereunder (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 7.04(d)) which the Board of Directors determines is reasonably likely to be consummated without undue delay relative to the transactions contemplated by this Agreement and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Board of Directors.

(emphasis added).

36. These Merger Agreement provisions, when read together, prohibit Longs from providing confidential due diligence information before Longs’ Board determines that an Acquisition Proposal will reasonably lead to a Superior Proposal. However, for an Acquisition Proposal to constitute a Superior Proposal, it must have fully committed financing. As Longs, the Individual Defendants and CVS no doubt knew when they agreed to these terms, in the current credit climate, rival bidders would be highly unlikely to be able to secure commitments for financing without first completing full due diligence of the Company.

37. The definition of Superior Proposal in Section 7.04(f) is particularly discordant with Section 6.07 of the Merger Agreement, relating to CVS’s financing for the Acquisition, which does not require CVS to have fully committed financing prior to executing the Merger Agreement. Instead, Section 6.07 of the Merger Agreement requires only that CVS have “sufficient cash, available lines of credit or other sources of immediately available funds” to enable payment of the Acquisition consideration at the time of consummation.

38. Thus, Section 7 of the Merger Agreement creates a circular process that effectively prevents Longs from considering bona fide superior proposals: Longs cannot provide confidential due diligence information to a third party who has made an Acquisition Proposal without determining that the Acquisition Proposal is likely to lead to a Superior Proposal; but a Superior Proposal requires funding commitments which are unlikely to be secured without the benefit of due diligence information. The Individual Defendants knew or should have known that Section 7 of the Merger Agreement would prohibit them from evaluating competing offers for Longs.

39. Section 7 of the Merger Agreement, therefore, effectively prohibits Longs from conducting a post-agreement market check to determine whether Longs could obtain more favorable terms for its shareholders from a third party proposing to acquire Longs’ stock. In light of the fact that the Board failed to conduct any satisfactory market check before agreeing to the Acquisition (as outlined above), this Merger Agreement provision is unlawful under Maryland law.

40. Indeed, less than six weeks after the Merger Agreement was signed, Longs is currently refusing to consider a superior offer by Walgreens to acquire Longs, as detailed further below, partially relying on the fact that Walgreens has failed to secure financing commitments. As Defendants certainly know, Walgreens cannot secure these funding commitments without the due diligence materials they have been requesting since April 2008, and which materials were provided to CVS before Defendants executed the Merger Agreement.

41. The Termination Fee. The Merger Agreement also provides CVS with a $115 million termination fee in case the Acquisition is not consummated (the “Termination Fee”). The Termination Fee represents approximately 4.4% of the total value of the Acquisition. Longs entered into the Merger Agreement, providing CVS with the excessive $115 million Termination Fee, even though the Defendants knew that only several weeks earlier another potential bidder, Walgreens, had expressed substantial interest in acquiring Longs.

42. The excessive Termination Fee creates a further barrier preventing Longs from conducting an effective post-agreement market check by excessively inflating the per-share price that a third party would have to offer to make any proposal a “Superior Proposal” under Section 7 of the Merger Agreement. The Termination Fee is unlawful under Maryland law.

43. The Merger Agreement, therefore, prevents Longs from conducting an effective post-agreement market check to determine whether a third party could offer more value to Longs’ shareholders than CVS offers in the Acquisition.

Large Shareholders and Advisory Firms React Negatively to the Longs-CVS Merger

44. Shareholders of Longs have expressed outrage about the inadequacy of the Acquisition price and the apparent bargain at which CVS is acquiring Longs’ real estate assets.

45. Institutional investor Pershing Square Capital Management (“Pershing Square”), which had disclosed on August 5, 2008 that it owns 8.8% of Longs’ outstanding common stock, valued Longs’ real estate assets at significantly more than $1 billion. Pershing Square manager William Ackman expressed surprise at the Acquisition’s overall value and stated that Longs should pursue a higher offer, as the Financial Times reported on August 15, 2008.

46. In addition to Pershing Square’s public protests over the Acquisition, institutional investor Advisory Research, Inc. (“Advisory Research”), which owns 9.2% of the Company’s common stock, requested additional information from Longs regarding the valuation of Longs’ real estate assets. Wall Street Journal MarketWatch reported on August 20, 2008 that Bryant had refused the request in a telephone call to Advisory Research’s Chairman, David Heller, quoting Heller as stating: “This is outrageous. We’re certainly entitled to this information. This is an issue of fairness to shareholders. Management needs to get off its lofty perch.”

47. Shareholder advisory firms also have recommended against the merger between CVS and Longs.

48. On September 12, 2008, RiskMetrics Group (“RiskMetrics”), a corporate governance consulting firm, advised its institutional-investor clients not to support the CVS Acquisition stating “[i]t does not appear that Longs made any attempt to play suitor against suitor. Longs appeared to place a priority on speed and certainty of closing.” RiskMetrics cautioned it clients that Longs’ had failed to provide enough information regarding its real estate assets for investors to make an “intelligent” decision on the Acquisition.

49. On September 16, 2008, pension fund advisory firm Ctw Investment Group urged Longs to conduct an auction and to solicit takeover offers from interested parties.

50. Despite the shareholder uproar, Longs has repeatedly stated its recommendation that Longs’ shareholders tender their Longs shares to CVS at the inferior $71.50 per share price.

The Walgreens’ Offer

51. Walgreens continues to complain that Longs’ Board has unreasonably prevented Walgreens from negotiating a superior acquisition of Longs. On September 12, 2008, despite the Board’s refusal to allow Walgreens to conduct full due diligence but with the benefit of additional information Longs disclosed in its original 14D-9 on August 18, 2008, Longs received a proposal from Walgreens, seeking to acquire all of Longs’ outstanding shares and common units for $75.00 per share (the “Walgreens Offer”), and immediately to commence due diligence toward such a transaction. Walgreens’ September 12, 2008, letter from its CEO to the Longs Board states, in relevant part:

Dear Members of the Board of Directors:

On behalf of Walgreen Co. (“Walgreens”), we are pleased to submit a proposal to acquire all of the outstanding common stock of Longs Drug Stores Corporation (“Longs”). We have carefully studied the proposed merger between Longs and CVS Caremark Corporation (“CVS”) and believe that our proposal is superior to the pending transaction with CVS.

We propose to acquire all of Longs outstanding shares of common stock at a price of $75.00 per share in cash. This price represents a $3.50 per share premium to the purchase price to be paid to your stockholders pursuant to the announced merger between Longs and CVS (the “CVS Transaction”) and a premium of approximately 39% to Longs closing stock price on August 12, 2008, the last trading day prior to the announcement of the CVS transaction. We are prepared to agree to terms and conditions that are at least as favorable to Longs stockholders as those in the Agreement and Plan of Merger, dated August 12, 2008 (the “Merger Agreement”), with CVS. In addition to our offer price of $75.00 per share, we are prepared to pay the $115 million Termination Fee set forth in the Merger Agreement, if applicable.

. . . .

We are confident that we will obtain all government approvals necessary for the transaction, including antitrust approval. In order to address any concerns, however, we would be willing to modify Section 9.02 of the Merger Agreement to provide an affirmative obligation for Walgreens to take those steps required to be taken to secure the necessary regulatory approvals to the extent that such steps involved assets of Longs representing no more than 40% of Longs’ consolidated operating profit for the twelve-month period ending January 31, 2008. In addition, we have been working with real estate investors, Lubert-Adler Management Company, L.P. and Klaff Realty, LP, to address any potential store sales that may be necessary in connection with the potential transaction

As you are aware, Walgreens has had long-standing, sincere interest in Longs. Walgreens has great respect for your company and its employees and believes there is significant strategic merit to a transaction. In our prior discussions, we expressed a willingness to offer up to $70.00 per share in cash for all of the outstanding shares of common stock of Longs, which was subject to our receipt of customary due diligence materials. As you know, we were never provided with the due diligence materials.

Our proposal is subject to completion of due diligence by Walgreens and the real estate investors, satisfaction of customary closing conditions (which already are set forth in the Merger Agreement) and termination of the Merger Agreement in accordance with its terms. We will be able to complete our diligence review promptly so that upon termination of your Merger Agreement, we can quickly execute a new merger agreement. Furthermore, we have secured all internal approvals necessary for this proposal, including Board approval, and will have the necessary financing to consummate the proposed transaction without a financing contingency.

We are confident that after you have considered our proposal you will agree that its terms are substantially more attractive to your stockholders than the CVS transaction. We believe that our proposal is a “Superior Proposal,” as defined in the Merger Agreement, and at a minimum, our proposal represents a “bona fide Acquisition Proposal” that “will lead to a Superior Proposal” under the terms of the Merger Agreement. Given that, we expect that you will provide us with access to due diligence materials and meet with us regarding our proposal as soon as possible.

It was necessary to communicate our proposal to you by letter because of the provisions of the Merger Agreement. Given the importance of our proposal to our respective stockholders, we have determined to make this letter public. We would unquestionably prefer to work directly with you to complete a negotiated transaction that would produce substantial benefits for our respective stockholders. We are prepared, however, to take our transaction directly to your stockholders.

. . . .

We are ready to begin our due diligence immediately and are prepared to move forward expeditiously and devote our full efforts and resources to promptly complete a transaction.

Our proposal presents a compelling opportunity for Longs stockholders, and we look forward to hearing from you as soon as possible.

(emphasis added).

52. On September 14, 2008, CVS extended the Tender Offer until October 15, 2008, but refused to increase the $71.50 per share consideration.

53. Even though the Walgreens Offer exceeds the Acquisition Consideration by $3.50 per outstanding Longs share, as of September 24, 2008, the Individual Defendants continue to recommend that shareholders accept the inferior Acquisition Consideration offered by CVS. In fact, since the Walgreens Offer, Longs’ stock has consistently traded far in excess of the Acquisition Consideration, and on September 24, 2008, shares of Longs closed at $76.09 per share, $4.59 per share more than the consideration offered in the Acquisition.

Longs Avoids Discussions with Walgreens

54. On September 17, 2008, despite Walgreens’ representations that it will clear all regulatory hurdles in an acquisition of Longs, that it has secured all the necessary internal approvals and that it will have the commitments for the necessary financing, Longs announced that the Company would not furnish due diligence information to Walgreens and would not have any discussions or negotiations despite the higher acquisition price of $75.00 proposed in the Walgreens Offer. The Individual Defendants continue to recommend to Longs’ shareholders that they tender their shares at the inferior price of $71.50.

55. Longs, at the behest of the Individual Defendants, has articulated two primary reasons for refusing to provide due diligence materials to Walgreens: (i) the risk and potential delay of regulatory approval; and (ii) the status of Walgreens’ financing. However, Longs ignores that (i) Walgreens now has committed to assume any regulatory risks inherent in the Walgreens Offer; and that (ii) Walgreens requests only customary due diligence of the nature already provided to CVS in order to secure financing.

56. In a letter dated September 22, 2008 (the “September 22 Letter”), Walgreens reiterated its offer to purchase Longs’ stock for $75.00 per share and rejected Longs’ purported concerns over regulatory hurdles and financing. In the September 22 Letter, Walgreens indicated that it would secure timely regulatory approvals and again stated its willingness to divest assets and take other steps necessary to assure regulatory approval. Walgreens also stated that Longs was exaggerating the regulatory risks associated with a Longs-Walgreens merger transaction and noted that Walgreens is working with the Federal Trade Commission ( “FTC”) in an effort to overcome any regulatory hurdles:

In your September 17th letter, you take the position that Walgreens is not willing to accept the inherent regulatory risks in connection with an acquisition of Longs. This statement is not accurate. We are confident that the combination of Longs and Walgreens would receive all required regulatory approvals in a reasonable period of time and do not believe that anything even approaching the threshold of divestitures that we already have agreed to in our proposal would be required. We believe that your advisors would agree with this conclusion. If there is any confusion, we want to make clear that our commitment to divest covers the stores and assets of both Longs and Walgreens. We also believe that your position overstates the significance of this concern, as the outcome of the FTC process will be apparent before you would terminate your agreement with CVS.

We also believe that you have significantly overstated the regulatory risk. The retail pharmacy business is highly competitive. Upon consummation of the proposed transaction, the combined Walgreens/Longs will account for less than 35% of the retail pharmacies in almost every metropolitan area where the two companies both participate. In the few areas where the combined share of stores would exceed 35%, it would do so by only a small margin, and additional competitive influences, such as mail order, competition from health plan pharmacies and the potential for new entry and expansion by existing competitors should ensure that those areas remain highly competitive. In that regard, CVS has recently announced plans to expand in several parts of Northern California, independent from the Longs transaction, further eroding current market shares in those areas.

We believe that the regulatory review process will be successfully completed without undue delay for several reasons: (1) our team is already working with the FTC and has been from the first day that our proposal was announced, (2) the FTC is familiar with Longs, having completed a process recently in connection with the CVS transaction, (3) if necessary, we are prepared to discuss remedies with the FTC at an early stage, and (4) we are working closely with our real estate and operating partners on a parallel process to provide any necessary solution or remedy.

57. The September 22 Letter also assures Longs that Walgreens has spoken to its financing sources and was confident that it would obtain committed financing to acquire Longs:

In your September 17th letter, you argue that Walgreens is not proposing to compensate Longs stockholders for any potential delays in consummating a transaction with Walgreens. Our $75.00 per share cash offer is superior to the CVS transaction. Relative to the CVS offer of $71.50 per share, our $75.00 proposal will return a higher value to Longs’ stockholders and the fact that they will continue to receive dividend payments will mitigate the impact of the time required to obtain the required regulatory approvals. As indicated in our initial proposal, we are prepared to agree to terms and conditions that are at least as favorable to Longs stockholders as those in the CVS merger agreement.

You should have no concern with our ability to finance the proposed transaction. Walgreens is highly rated from Standard & Poor’s and Moody’s, has a strong balance sheet and has sufficient liquidity and access to the necessary capital required to consummate the proposed transaction. We have had discussions with our financing sources and we are confident in our ability to secure committed financing prior to Longs terminating the merger agreement with CVS and entering into an agreement with Walgreens.

Our proposal is compelling - it would deliver superior value to Longs stockholders relative to the CVS transaction and can be consummated without undue delay. We again request that we be given an opportunity to conduct customary due diligence pursuant to the terms of your agreement with CVS as soon as possible. Although we would unquestionably prefer to work directly with you to complete a negotiated transaction, we are prepared to take our transaction directly to your stockholders.

We are available to meet with you and your advisors as soon as possible to discuss our proposal and to answer any of your questions.

58. Thus, having addressed Longs’ expressed reasons for refusing to provide Walgreens with due diligence, Walgreens maintains, quoting the Merger Agreement language, that the Walgreens’ Offer “at a minimum, represents a ‘bona fide Acquisition Proposal’ that ‘will lead to a Superior Proposal....’”

59. Despite Walgreens’ strong assurances of regulatory approval and ample financing, Longs again rejected the Walgreens’ Offer on September 23, 2008. In a press release on that date, Longs continued to mischaracterize Walgreens’ Offer as a “non-binding expression of interest” and reiterated the same reasons for failing to pursue the Walgreens Offer. Thus, Longs completely ignores Walgreens assurances in continuing to refuse to give Walgreens access to full due diligence materials. In particular, Longs’ September 23, 2008 press release states, in relevant part:

As we indicated on September 17, the Longs Board of Directors determined not to furnish information to, nor have discussions and negotiations with Walgreens. The Walgreens letter of September 22 has no changes to its unsolicited, non-binding expression of interest. In making its determination, the Longs Board considered, among other factors, the following: — Walgreens previously reviewed the potential for a transaction with Longs and was not and is not now proposing to accept inherent regulatory risks; — Walgreens has not presented a clear roadmap to completion; — Walgreens is not proposing to compensate Longs stockholders for delays in consummating a transaction; — Walgreens assumes limited antitrust risk and does not provide comparable certainty of consummation to the CVS Caremark transaction; and — The Walgreens expression of interest is non-binding, conditioned on diligence and is not financed.

60. Given that Longs simply ignores Walgreens’ assurances of committed financing and regulatory approval, it is apparent that Longs is hamstrung from considering the Walgreens Offer in light of the onerous deal-protection provisions in the Merger Agreement. Longs’ Board agreed to transaction terms with CVS that, through circular operation, prevent third parties from reasonably making proposals that could constitute a “Superior Proposal” under Section 7.04(f) of the Merger Agreement. The Merger Agreement thus creates circumstances under which (i) Walgreens cannot reasonably be expected to make a “Superior Proposal” to acquire Longs’ stock and (ii) Longs cannot, without breaching the Merger Agreement, entertain the Walgreens Offer of $75.00 per share.

The California Action

61. Two of Longs’ shareholders filed litigation in California when the Acquisition was announced in August 2008 (the “California Action”). Despite the fact that the California Action challenged the Acquisition as offering Longs’ shareholders an “unfair price,” less than two weeks later, on September 9, 2008, the plaintiffs in the California Action agreed to settle the action in exchange for the Company’s agreement to provide shareholders with enhanced disclosures concerning the Acquisition.

Longs Is Continuing To Make Inadequate and Misleading Disclosures Regarding Walgreens

62. The Individual Defendants continue to cause Longs’ 14D-9, as amended since its initial publication, to contain omissions and misleading statements regarding Longs’ dealings with Walgreens, violating the fiduciary duty of candor owed to Longs’ shareholders.

63. The 14D-9, as amended, significantly exaggerates the regulatory hurdles facing a business combination between Walgreens and Longs. In fact, as set forth above, Walgreens has committed to take whatever action is necessary, including divesting assets, to obtain regulatory approval, and Walgreens is working with the regulatory authorities to assuage any concerns they might have regarding a business combination with Longs.

64. The 14D-9, as amended, further misstates the true reason that Walgreens withdrew from discussions with Longs. As set forth above, Walgreens withdrew from discussions with Longs, not because of concerns over regulatory approval, but instead because Longs had refused to provide the due diligence information Walgreens needed to make a fully-informed proposal to acquire Longs’ stock.

65. By the acts, transactions and course of conduct alleged herein, Defendants, in breach of their fiduciary duties to Plaintiff and the other members of the Class, are unfairly depriving Plaintiff and other members of the Class of the true value of their investment in Longs.

66. Longs’ shareholders will, if the transaction is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

67. By reason of the foregoing acts, practices and course of conduct, Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other Longs’ public shareholders.

68. As a result of the actions of Defendants, Plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Longs’ assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Longs common stock.

69. Unless enjoined by this Court, Defendants will be permitted to consummate the Acquisition which will exclude the Class from its fair proportionate share of Longs’ valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

70. Plaintiff and the Class have no adequate remedy at law.

COUNT I

Breach of Fiduciary Duty by the Individual Defendants

for Agreeing to Unlawful Provisions of the Merger Agreement

71. Plaintiff repeats and realleges the paragraphs above as if fully set forth herein.

72. By causing Longs to agree to terms in the Merger Agreement, particularly the prohibitive definition of Superior Proposal and the excessive Termination Fee, that prevent Longs from conducting an effective post-agreement market check, the Individual Defendants have breached their fiduciary duties to inform themselves of Longs’ full value and to maximize value for Longs’ stockholders.

73. Longs and the Individual Defendants have, further, conducted no effective market check of any sort to ascertain whether Longs could obtain greater value for its shareholders than the $71.50 per share consideration offered in the Acquisition, in further breach of the Individual Defendants’ fiduciary duties to inform themselves of Longs’ full value and to maximize value for Longs’ stockholders.

74. The Individual Defendants have thereby caused and continue to cause substantial and irreparable harm to Plaintiff and the Class.

75. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty by the Individual Defendants

for Failing to Consider the Walgreens Offer

76. Plaintiff repeats and realleges the paragraphs above as if fully set forth herein.

77. By refusing to engage Walgreens in negotiations following the Walgreens Offer, Longs and the Individual Defendants have ignored a proposal that, on its face, promises greater value to Longs’ shareholders than is offered in the Acquisition, and have thereby breached, and are continuing to breach, their fiduciary duty to maximize value for Longs’ stockholders.

78. The Individual Defendants have thereby caused and continue to cause substantial and irreparable harm to Plaintiff and the Class.

79. Plaintiff and the Class have no adequate remedy at law.

COUNT III

Breach of Fiduciary Duty of Candor by the Individual Defendants

80. Plaintiff repeats and realleges the paragraphs above as if fully set forth herein.

81. The Individual Defendants owe Longs’ shareholders a fiduciary duty of complete candor with respect to information relating to the Acquisition.

82. As set forth above, the Individual Defendants caused Longs to disseminate the 14D-9, as amended, that contains material omissions and/or material misstatements relating to the Acquisition.

83. In addition, Longs, at the behest of the Individual Defendants, has demonstrated a lack of complete candor in describing Longs’ negotiations with Walgreens, as well as by overstating the risks inherent in the Walgreens Offer.

84. The Individual Defendants have thereby breached their duty of candor to Longs’ shareholders, thereby causing substantial and irreparable harm to Plaintiff and the Class.

85. Plaintiff and the Class have no adequate remedy at law.

COUNT IV

Aiding and Abetting Against CVS

86. Plaintiff repeats and realleges the paragraphs above as if fully set forth herein.

87. CVS knowingly aided and abetted the Individual Defendants in the breaches of their fiduciary duties to Longs’ shareholders described above.

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in Plaintiff’s favor and the Class’ favor and against Defendants as follows:

1) Declaring that this action is properly maintainable as a class action;

2) Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

3) Enjoining Defendants from proceeding with the Acquisition;

4) Enjoining Defendants from consummating the Acquisition, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;

5) Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Longs’ shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

6) Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof;

7) Awarding Plaintiff and the Class appropriate damages;

8) Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees;

9) Granting such other and further relief as this Court may deem just and proper.

DATED: September 24, 2008

Respectfully submitted,

By:	/s/ Thomas J. Minton
Thomas J. Minton
Goldman & Minton, P.C.
20 S. Charles Street, Suite 1201
Baltimore, MD 21201 (410) 783-7575 Fax: (410) 783-1711 Attorneys for Plaintiff

Of Counsel

SCHIFFRIN BARROWAY TOPAZ

& KESSLER, LLP

Lee D. Rudy

Michael C. Wagner

Daniel Albert

280 King of Prussia Road

Radnor, PA 19087

(610) 667-7706

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